Greenbriar Capital Corp.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

Greenbriar announces Planning Commission meeting to approve the Precise
Development Plan for Sage Ranch will be scheduled for November 13, 2023

October 23rd, 2023	Trading Symbol: Toronto Venture Exchange: GRB US OTC Market: GEBRF

Phoenix, Arizona, October 23rd, 2023 - Greenbriar Capital Corp. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") is pleased to announce that our world class recession proof 995 home Sage Ranch entry level sustainable living subdivision in California is scheduled for a November 13, 2023 Planning Commission meeting to vote on approving the Sage Ranch Precise Development Plan ("PDP").

The PDP process was an intense two-year effort of comprehensive collaboration between the city of Tehachapi staff and the Greenbriar engineering and architectural teams to memorialize through detailed and specific engineering, the layout of the home architecture, exterior design options and colors, roads, sewer, water, grading, improvements, parks, curbs, sidewalks, common areas, clubhouse and all additional ancillary aspects of Sage Ranch. The city set a very high bar for exceptional standards and careful analysis to ensure a world class outcome.

Jeff Ciachurski CEO of Greenbriar says: "The effort provided by both Greenbriar and the City of Tehachapi left no stone unturned to make sure the development is top-of-its-class, innovative and groundbreaking to match the demands of a new sustainable world. Throughout the process we tailored our work product for a final submission that would leave a legacy and provide no doubt that only a top-quality product will be provided. The city made all parties aware of the significant impact Sage Ranch will have on the exceptional quality of life in the region and the tremendous economic impact to the city and surrounding area."

Sage Ranch will provide hundreds of construction jobs for at least 6 years, over $5 million in annual property taxes when fully built, $20 million in total city, infrastructure and governmental fees paid, $1.5 million per month of added retail spending in the local economy when fully built, +$26 million in local real estate commissions paid, and the addition of off-site infrastructure improvements.

From an environmental standpoint, Sage Ranch will be a low carbon showcase. Nowhere in the subdivision will any resident be more than a short three (3) block walk to either elementary, middle, or high schools, making driving to school completely unneeded. Match this with solar roofs, smart meters, optional battery storage and EV charging, smart appliances and energy efficient building techniques, Sage Ranch amounts to an exceptional model of environmental planning and carbon reduction. In due course, Greenbriar will assist the city in reaping the benefits of this environmental stewardship. Greenbriar Capital Corp will be making an application to the Toronto Venture Exchange to change its name to Greenbriar Sustainable Living Inc to better reflect the company's unique pathway into recession proof sustainable homes and renewable energy. For Greenbriar shareholders, Sage Ranch will bring in a levelized revenue stream of $80 million per year for 6 years.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

In future developments, Tommy Sullivan, Greenbriar's chairman of our real estate advisory board, is bringing an opportunity for the company to JV into his 1,361-acre 3,500 home sustainable subdivision in the fastest growing region in Utah.  This new project will give Greenbriar a 20-year runway of building several hundred entry-level homes per year, and further provides Greenbriar the status of regional builder and developer, specializing in recession proof sustainable housing. Greenbriar and Voya have just re-executed the USD $40 Million Sage Ranch funding agreement.

Both the Sage Ranch and the Utah projects are recession proof and entry-level, which implies that even with higher interest rates, homeowners will have mortgage payments equal or much less than paying rent for an equivalent new residence. Government assistance will be available to certain buyers.

The price range in Utah will start at $199,000 for a 650 square foot home, allowing veterans and seniors the lowest cost and recession proof new housing in the entire USA.  30% of Americans cannot afford a home due to high interest rates. Greenbriar uniquely satisfies this problem with comfortably-small and sustainable homes in this highly affordable but classy building platform.

About Greenbriar Capital Corp:

Greenbriar is a leading developer of recession proof sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to the Debenture and the use of gross proceeds. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof.

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A (a copy of which is available under the Company's SEDAR profile at www.sedar.com). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

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"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF